UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

16524K 108

(CUSIP Number)

Ms. Jennifer M. Grigsby

Senior Vice President, Treasurer

and Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

and

Chesapeake Midstream Holdings, L.L.C.

900 NW 63rd Street

Oklahoma City, Oklahoma 73118

(405) 935-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Mr. Michael S. Telle

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

Telephone: (713) 221-1327

Fax: (713) 221-2113

June 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 16524K 108	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Chesapeake Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC; CO

SCHEDULE 13D

CUSIP NO. 16524K 108	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Chesapeake Midstream Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC; OO (Limited Liability Company)

This Amendment No. 3 (this “Amendment No. 3”) to that certain Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2012, as amended by Amendment No. 1 filed with the SEC on June 13, 2012 and Amendment No. 2 filed with the SEC on June 19, 2012 (as amended, the “Schedule 13D”), is filed jointly by Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), and Chesapeake Midstream Holdings, L.L.C., a Delaware limited liability company (“CMH”, and, together with Chesapeake, the “Reporting Persons”), and relates to the common units representing limited partner interests (the “Common Units”) of Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 to the Schedule 13D is hereby amended and restated as follows: On June 29, 2012, CMH sold to GIP II Eagle Holdings Partnership, L.P., a Delaware limited partnership (“Eagle Holdings”), the successor by assignment by GIP II Eagle 4 Holding, L.P., a Delaware limited partnership (“GIP II-4”), of GIP II-4’s rights and obligations under that certain Purchase Agreement dated as of June 7, 2012 between CMH and GIP II-4 (the “Second Purchase Agreement”), for cash consideration of $1.0 billion, (i) 33,704,666 Common Units (the “Second Closing Common Units”) and (ii) 6,438,115 subordinated units representing limited partner interests (“Subordinated Units”) of the Issuer (the “Second Closing Subordinated Units” and together with the Second Closing Common Units, the “Second Purchase Agreement Subject Interests”) pursuant to the Second Purchase Agreement (such transaction being the “Second Transaction”).

Previously, on June 15, 2012, CMH sold to GIP II Eagle 1 Holding, L.P., a Delaware limited partnership (“GIP II-1”), GIP II Eagle 2 Holding, L.P., a Delaware limited partnership (“GIP II-2”), and GIP II Eagle 3 Holding, L.P., a Delaware limited partnership (together with GIP II-1 and GIP II-2, the “GIP II Funds”), for cash consideration of $1.0 billion, (i) 28,099,946 Subordinated Units (the “First Closing Subordinated Units”) and (ii) 500 units of Chesapeake Midstream Ventures, L.L.C. (“CMV”), a Delaware limited liability company and the sole member of the General Partner (such units, the “CMV Units” and together with the First Closing Subordinated Units, the “First Purchase Agreement Subject Interests”), pursuant to a Purchase Agreement dated as of June 7, 2012 (the “First Purchase Agreement” and such transaction being the “First Transaction”) among CMH and the GIP II Funds.

In connection with the closing of the First Transaction, on June 15, 2012, Chesapeake’s two designees resigned from the board of managers of CMV effective immediately, and one of Chesapeake’s two designees resigned from the Board of Directors of Chesapeake Midstream GP, L.L.C., a Delaware limited liability company and the general partner of the Issuer (such limited liability company, the “General Partner” and such Board of Directors, the “GP Board”), effective immediately.

In connection with the closing of the Second Transaction, on June 29, 2012, Chesapeake’s remaining designee to the GP Board resigned as a Class C director but remains on the GP Board as an unclassified director appointed by CMV.

Effective as of the closing of the Second Transaction on June 29, 2012, the Reporting Persons no longer own Common Units or Subordinated Units of the Issuer and Chesapeake is no longer entitled to appoint any members of the GP Board.

Except as disclosed in the Schedule 13D and herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

As a result of the sale of the First Closing Subordinated Units under the First Purchase Agreement and the sale of the Second Purchase Agreement Subject Interests under the Second Purchase Agreement, the Reporting Persons no longer beneficially own any Common Units or Subordinated Units of the Issuer.

Except as set forth pursuant to Item 4 of this Amendment No. 3, there have been no transactions in the Common Units or Subordinated Units by the Reporting Persons during the past sixty days.

The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Units on June 29, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is amended to include the following: As disclosed pursuant to Item 4 of this Amendment No. 3, CMH is a party to the First Purchase Agreement with the GIP II Entities pursuant to which CMH sold the First Purchase Agreement Subject Interests to the GIP II Entities on June 15, 2012 and CMH is a party to the Second Purchase Agreement with Eagle Holdings pursuant to which CMH sold the Second Purchase Agreement Subject Interests to Eagle Holdings on June 29, 2012.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

1.1	Purchase Agreement, dated June 7, 2012, by and among Chesapeake Midstream Holdings, L.L.C. and GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P. and GIP II Eagle 3 Holding, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated June 13, 2012 filed by Chesapeake Energy Corporation)

1.2	Purchase Agreement, dated June 7, 2012, by and among Chesapeake Midstream Holdings, L.L.C. and GIP II Eagle 4 Holding, L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K dated June 13, 2012 filed by Chesapeake Energy Corporation)

1.3	Investor Rights Agreement by and among Chesapeake Midstream Ventures, L.L.C., Chesapeake Midstream Holdings, L.L.C., GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P., GIP-C Holding (CHK), L.P., GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P., GIP II Eagle 3 Holding, L.P. and GIP II Eagle 4 Holding, L.P., dated June 15, 2012 (incorporated by reference to Exhibit 1.3 to Amendment No. 2 to the Schedule 13D)

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D)

*     *     *

Each of the undersigned is responsible for the accuracy and completeness of the information in this Amendment No. 3 concerning itself, and is not responsible for the accuracy or completeness of the information in this Amendment No. 3 concerning any other signatories.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2012

Chesapeake Energy Corporation

By:	/s/ Jennifer M. Grigsby
Name:	Jennifer M. Grigsby
Title:	Senior Vice President, Treasurer and Corporate Secretary

Chesapeake Midstream Holdings, L.L.C.

By:	/s/ Jennifer M. Grigsby
Name:	Jennifer M. Grigsby
Title:	Senior Vice President, Treasurer and Corporate Secretary